UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   5)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides

17–19 Omonias Avenue, 1st Floor

CY-3052 Limassol

Cyprus

Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
489,000,000 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.03%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 489,000,000 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 489,000,000 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
489,000,000 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.03%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (Gallagher) and Alisher Usmanov on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003,  Amendment No. 2 thereto dated December 15, 2003, Amendment No. 3 thereto dated January 23, 2004 and Amendment No. 4 thereto dated January 26, 2004 (as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the Schedule 13D).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 5 and not otherwise defined have the meanings given to them in the Schedule 13D, as previously amended or supplemented.

Item 3.	Source and Amount of Funds or Other Consideration

At the time of filing of Amendment No. 4 to Schedule 13D on January 26, 2004, Gallagher had, in order to conduct its purchases of the Issuer’s ordinary shares between January 16, 2004 and January 23, 2004, drawn down approximately USD 79 million of the USD 100 million maximum principal amount made available by Coalco to Gallagher under the Loan Facility Agreement.

On January 20, 2004, Gallagher entered into a Loan Agreement with Kanton Services Limited, a company incorporated in the British Virgin Islands (Kanton), pursuant to which Kanton has agreed to make available to Gallagher a loan facility of USD 55 million (the Kanton Loan Facility), with interest accrued at the rate of 5 (five) per cent per annum, for the purpose of financing further development of Gallagher’s business, including acquisition of securities.  Kanton is a corporate lender based in the British Virgin Islands that is not affiliated with Gallagher in any way, and the grant of the Kanton Loan Facility is in all respects a transaction conducted on an arm’s length basis by Kanton and Gallagher.

The aggregate consideration paid by Gallagher in purchasing an additional 44,000,000 ordinary shares of the Issuer since the filing of Amendment No. 4 to Schedule 13D on January 26, 2004 amounts to approximately USD 37,867,168 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the amount of this consideration in part from Coalco by way of the balance available under the Loan Facility Agreement, and in remaining part from Kanton under the Kanton Loan Facility.

Item 5.	Interest in Securities of the Issuer
(a)–(b) Gallagher acquired an additional 44,000,000 ordinary shares of the Issuer since the filing of Amendment No. 4 to Schedule 13D on January 26, 2004 by effecting the following transactions:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
January 26, 2004	3,000,000	0.4309	1,292,760	0.8082	2,424,830
January 29, 2004	5,000,000	0.4329	2,164,680	0.8120	4,060,290
February 3, 2004	14,000,000	0.4334	6,068,160	0.8129	11,382,048
February 25, 2004	22,000,000	—	—	0.9091	20,000,000
Total	44,000,000				37,867,168

*                         Inclusive of broker’s fees and stamp duty.

**                  The share purchase made on February 25, 2004 was denominated in US dollars; all other share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.8757 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of February 25, 2004.

Of the foregoing transactions, the share purchase made on February 25, 2004 was a private acquisition made in Cyprus and was denominated in US dollars.  All other share purchases were denominated in British pounds and were conducted in the open market on the London Stock Exchange in the United Kingdom.

At the time of filing of Amendment No. 4 to Schedule 13D on January 26, 2004, Gallagher held 445,000,000 ordinary shares of the Issuer, and with the acquisition of an additional 44,000,000 shares since such filing, Gallagher now holds a total of 489,000,000 ordinary shares of the Issuer.

Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002.  An additional 1,304,340,897 ordinary shares were issued in a placing and open offer conducted by the Issuer on December 8, 2003, raising the number of the Issuer’s outstanding ordinary shares to 4,434,758,950, of which the 489,000,000 ordinary shares now held by Gallagher constitute 11.03%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 489,000,000 ordinary shares.

To the knowledge of either Filing Person, neither the Manager nor the Second Director beneficially owns any ordinary shares of the Issuer.

(c)    Except as set forth in (a)—(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager or the Second Director, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No. 5 to Schedule 13D.

(d)    To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e)    Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3.	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

4.	Loan Agreement dated January 20, 2004 between Kanton Services Limited and Gallagher Holdings Limited (filed as exhibit hereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004

GALLAGHER HOLDINGS LIMITED

By:	/s/ Demetrios Serghides
Demetrios Serghides
Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov